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                                                                     EXHIBIT 18

                            [Daniel Industries Logo]



                                                                   June 7, 1999
To Our Stockholders:

         Enclosed is Amendment No. 2 ("Amendment No. 2") to the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 20, 1999 of Daniel Industries, Inc. ("Daniel"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on May 25, 1999, in connection with the offer by Emersub LXXIV, Inc. ("Purchaser"), a wholly owned subsidiary of Emerson Electric Co. ("Parent"), to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel, including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Rights" and together with the Common Stock, the "Shares"), of Daniel, at $21.25 per Share, net to the seller in cash (the "Offer"). The Offer will expire at 12:00 midnight, New York City time, on June 15, 1999 (the "Expiration Date"), unless the Offer is extended. The Agreement and Plan of Merger dated as of May 12, 1999 among Parent, Purchaser and Daniel (the "Merger Agreement") provides that each Share not acquired by Purchaser in the Offer will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer in the subsequent merger of Purchaser into Daniel (the "Merger").

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, DANIEL AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF DANIEL ACCEPT THE OFFER AND TENDER THEIR SHARES.

         The enclosed Amendment No. 2 is being sent to you prior to the Expiration Date pursuant to an agreement in principle to settle a purported class action lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County entitled "Miller v. Daniel Industries, Inc., et al., C.A. No. 17175" (the "Action"), brought on behalf of the stockholders of Daniel. The Notice of Settlement of the Action will be sent to you at a future date. I urge you to read the enclosed Amendment No. 2, together with all materials relating to the Offer and/or the Merger that have been sent to you and/or filed with the Commission, carefully before making any decision with respect to tendering your Shares. Stockholders who have previously validly tendered and continue to want to sell their Shares pursuant to the Offer are not required to take further action.

         By way of this letter, I request that brokers, dealers, commercial banks, trust companies and other nominees promptly forward to their respective clients for whom they hold Shares registered in their name or in the name of their nominee copies of this letter and Amendment No. 2.

         On behalf of the Board of Directors and management of Daniel, I thank you for your continued support.

                                       On behalf of the Board of Directors,


                                               /s/ R. C. Lassiter

                                                 R. C. Lassiter
                                        Chairman of the Board, President
                                          and Chief Executive Officer